HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
63, Büyükdere Caddesi
Maslak 80670 İstanbul / Turkey

Tel: (90-212) 335 35 35
Fax: (90-212) 335 35 35

www.garantibank.com.tr

August 1, 2002

Division of International Corporate Finance
Securities and Exchange Commi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

02049116

12g3-2 (b) filing number: 82-3636

Please find enclosed March 31, 2002 financial statements prepared in line with the BRSA's (Banking Regulation and Supervisory Agency) directives.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

Türkiye Garanti Bankası Anonim Şirketi

Interim Financial Statements
31 March 2002

Content   Page No

TÜRKİYE GARANTİ BANKASI A.Ş.

BALANCE SHEET-ASSETS (in billions TL)

(As adjusted for the effects of inflation in TL units at 31 March 2002)	**Unaudited 31.03.2002**
Liquid assets	**67,352**
Cash, local currency	14,081
Cash, foreign currency	44,564
Others	8,707
Due from banks	**870,379**
Central Bank of Turkey	254,269
Other banks	616,110
-Domestic banks	28,049
-Foreign banks	588,061
Other financial institutions	-
Interbank funds sold	**237,000**
Interbank funds sold	237,000
Receivables under resell agreements	-
Securities (Net)	**1,942,710**
Government bonds and treasury bills	1,476,773
Other bonds	-
Equity shares	5,129
Other securities	460,808
Loans	**3,746,336**
Short-term	1,789,566
Medium and long-term	1,956,770
Receivables under follow-up (Net)	**241,369**
Limited collectibility (net)	6,177
- Gross receivables	6,941
- Provision (-)	-764
Uncertain collectibility (net)	139,789
- Gross receivables	245,952
- Provision (-)	-106,163
Uncollectible (net)	95,403
- Gross receivables	239,337
- Provision (-)	-143,934
Accrued interest and income	**648,311**
Loans	225,954
Securities	403,143
Others	19,214
Receivables from financial leasing activities (Net)	-
Minimum lease receivables	-
Unearned income (-)	-
Reserve deposits	**747,057**
Miscellaneous receivables	**336,321**
Investments (Net)	**106,185**
Financial companies	7,692
Non-financial companies	98,493
Affiliated companies (Net)	**754,759**
Financial companies	314,719
Non-financial companies	440,040
Other long-term investments (Net)	**3,947,743**
Equity shares	9,474
Other securities	3,938,269
Bank premises and equipment (Net)	**845,493**
Carrying value	1,384,809
Accumulated depreciation (-)	-539,316
Other assets	**509,703**
TOTAL ASSETS	**15,000,718**

TÜRKİYE GARANTİ BANKASI A.Ş.

BALANCE SHEET-LIABILITIES AND SHAREHOLDERS' EQUITY (in billions TL)

(As adjusted for the effects of inflation in TL units at 31 March 2002)

	Unaudited 31.03.2002
Deposits	**9,227,961**
Saving deposits	1,375,020
Deposits of official authorities and organisations	13,051
Commercial deposits	1,490,128
Deposits of other organisations	30,962
Bank deposits	350,447
Foreign currency deposits	5,927,538
Gold deposits	40,815
Interbank funds borrowed	**1,335,893**
Interbank funds borrowed	328,683
Obligations under repurchase agreements	1,007,210
Funds borrowed	**1,962,673**
Central Bank of Turkey	-
Others	1,962,673
-Domestic banks and organisations	76,243
-Foreign banks and organisations	1,886,430
-Subordinated debts	-
Funds	-
Securities issued (Net)	-
Accrued interest and expense	**140,299**
Deposits	93,804
Funds borrowed	30,770
Others	15,725
Payables from financial leasing activities (Net)	-
Taxes, stamps, premiums and other duties	**29,246**
Import transfer orders	**456,281**
Miscellaneous payables	**25,287**
Reserves	**420,540**
Reserve for retirement pay	9,820
General provision for loan losses	29,064
Reserve for taxes on income	-
Other provisions	381,656
Other liabilities	**42,817**
Shareholders' equity	**1,324,688**
Share capital	750,000
-Nominal capital	750,000
-Unpaid capital (-)	-
Legal reserves	244,126
-Legal reserves I&II	209,067
-Share premium	-
-Other legal reserves	35,059
Extraordinary reserves	3
Capital reserves from inflation adjustments to share capital	1,350,693
Valuation increments on securities	1,940
Loss	-1,022,074
-Loss for the period	-
-Prior years' losses	-1,022,074
Income	**35,033**
-Net income for the period	35,033
-Prior years' income	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**15,000,718**
COMMITMENTS AND CONTINGENCIES	
Guarantees and endorsements	3,786,859
Commitments	1,882,457
Derivative transactions	2,751,289
TOTAL	**8,420,605**

TÜRKİYE GARANTİ BANKASI A.Ş.

STATEMENT OF INCOME (in billions TL)

	(As adjusted for the effects of inflation in TL units at 31 March 2002)	Unaudited 31.03.2002
I.	**INTEREST INCOME**	**491,107**
	Interest on loans	**185,545**
	TL loans	116,388
	-Short-term loans	104,824
	-Medium and long-term loans	11,564
	Foreign currency loans	68,204
	-Short-term loans	25,318
	-Medium and long-term loans	42,886
	Interest on loans under follow-up	953
	Interest on reserve deposits	**9,808**
	Interest from banks	**34,645**
	Central Bank of Turkey	1,968
	Domestic banks	1,254
	Foreign banks	31,423
	Interest on interbank funds sold	**29,142**
	Interest on securities	**224,313**
	Government bonds and treasury bills	190,489
	Other securities	33,824
	Other interest income	**7,654**
II.	**INTEREST EXPENSE**	**467,632**
	Interest expense on deposits	**414,224**
	Saving deposits	221,852
	Deposits of official authorities and organisations	713
	Commercial deposits	56,373
	Deposits of other organisations	4,971
	Bank deposits	85,588
	Foreign currency deposits	44,696
	Gold deposits	31
	Interest on interbank funds borrowed	**2,778**
	Interest on funds borrowed	**50,588**
	Central Bank of Turkey	-
	Domestic banks	8,554
	Foreign banks	24,561
	Other organisations	17,473
	Interest on securities issued	**-**
	Other interest expense	**42**
III.	**NET INTEREST MARGIN (I-II)**	**23,475**
IV.	**OTHER INCOME**	**1,752,840**
	Commissions and fees received	**87,641**
	Loans	2,794
	Documentary credits and letters of guarantee	12,770
	Others	72,077
	Trading account income	**35,664**
	Foreign exchange gain	**1,566,266**
	Dividends received	**40,015**
	Others	**23,254**
V.	**OPERATING EXPENSES**	**1,745,947**
	Commissions and fees paid	**40,896**
	Funds borrowed	686
	Documentary credits	66
	Others	40,144
	Trading account loss	**9,556**
	Foreign exchange loss	**1,312,141**
	Personnel expenses	**39,358**
	Provision for retirement pay	**252**
	Rent expenses	**7,742**
	Depreciation and amortisation expenses	**23,780**
	Taxes, stamps and other duties	**6,756**
	Provision for loan losses	**16,572**
	Other provisions	**233,693**
	Others	**55,201**
VI.	**NET OTHER INCOME (IV-V)**	**6,893**
VII.	**INCOME BEFORE TAXES (III+VI)**	**30,368**
VIII.	**PROVISION FOR TAXES ON INCOME**	**(10,090)**
IX.	**GAIN ON NET MONETARY POSITION**	**14,755**
X.	**NET INCOME FOR THE PERIOD**	**35,033**

(Currency – Billions of Turkish Lira)

I- GENERAL NOTES ON THE BANK'S FINANCIAL POSITION

A. Disclosures on Current Period Operations

(1) **The financial statements were approved on** 29 July 2002 .

(2) **a) Accounting policies:-**

Accounting policies of the Bank are set in accordance with accounting and valuation standards as described in Article 13 "Accounting and Recording Rules" of Turkish Banking Law no.4389 and Provisional Article 4 "Independent Auditing Standards" of Turkish Banking Law no.4389, and for the matters not covered by those, in accordance with the Uniform Chart of Accounts and the International Accounting Standards.

Significant accounting policies applied by the Bank are summarised below:-

Income and expense recognition:

Accrual basis of accounting is followed for the recognition of income and expense items, except for interest income on overdue loans and certain commissions, such as those deriving from letters of guarantee, are recognised as income only when received.

Securities, investments, affiliated companies and other long-term investments:

Valuation principles applied for securities, investments, affiliated companies and other long-term investments are explained below in note 5.

Securities under repurchase transactions:

Securities sold under repurchase agreements are valued using discounting method with internal rate of return. These types of transactions of the Bank are short-term and entirely involve government securities.

Provision for loan losses:

The Bank provides allowances for specific loan losses and general provisions for inherent credit risks on its assets in accordance with the degree no.99/13761 on identification of and provision against non-performing loans and other receivables as published in Official Gazette no.23913 dated 21 December 1999, the related article no.1 as published in Official Gazette no.24006 dated 31 March 2000, the regulation as published in Official Gazette no.24448 dated 30 June 2001 and the amendment to this regulation as published in Official Gazette no. 24657 dated 31 Ocak 2002.

Depreciation:

Bank premises and equipment is depreciated in accordance with the Turkish Tax Laws at rates approximating their estimated useful lives on a straight-line basis. These rates are as follows:

Buildings	2%
Motor vehicles	15%
Other fixed assets	5-20%

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

Foreign currency transactions:

Gains and losses arising from foreign currency transactions are reflected in the statement of income as realised during the course of the period. Foreign currency assets and liabilities have been translated into Turkish Lira at foreign exchange rates prevailing at the period-end, the effects of which are also reflected in the statement of income as foreign exchange gain or loss.

Accounting in hyperinflationary economies

Financial statements of the Turkish entities were restated for the changes in the general purchasing power of the Turkish Lira based on IAS 29 "Financial Reporting in Hyperinflationary Economies". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%.

Three years inflation rate in Turkey has been 298% as at 31 March 2002, based on the Turkish nation-wide wholesale price indices announced by the Turkish State Institute of Statistics (SIS). Consequently, the financial statements of the Bank are restated for the changes in the general purchasing power of the Turkish Lira as at 31 March 2002 based on IAS 29.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 31 March 2002 and 31 December 2001, are given below:

Date	Index	Conversion factor
31 March 2002	5,387.9	1.000
31 December 2001	4,951.7	1.088

The main guidelines for the above mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are not carried at amounts current at the balance sheet date, and components of shareholders' equity, are restated by applying the relevant conversion factors. Additions to tangible assets are restated by applying the conversion factors of the purchase date.
- All items in the statement of income are restated by applying the monthly conversion factors except for those deriving from non-monetary items, which are calculated based on the restated values of the related items.
- The effect of inflation on the net monetary position of the Bank, is included in the statement of income as "gain on net monetary position".

Note I – A – (Continued)

Deferred tax assets and liabilities:

Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

The Bank did not calculate any deferred tax assets/liabilities on income or losses incurred as a result of applying inflationary accounting.

Items held in trust:

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying balance sheets, since such items are not under the ownership of the Bank.

b) Changes in the accounting policies and effects of such changes on the financial statements:-

There were no changes in the accounting policies.

(3) Application of the basic accounting principles; going-concern, accrual basis accounting and consistency concepts:-

The financial statements are prepared on the basis of going-concern, accrual basis accounting and consistency principles.

(4) Changes to the valuation policies, if any, and effects of such changes on the financial statements:-

Securities portfolio are valued in accordance with the Banking Regulation and Supervising Agency (BRSA)'s regulations dated 3 May and 2 August 2001.

(5) Valuation methods of securities (including investments, affiliated companies and other long-term investments):-

A. **Securities :**

Securities in Turkish Lira:-

1- Equity shares

Equity shares comprised of securities quoted in the Istanbul Stock Exchange. Such shares are valued according to the weighted average prices at the Istanbul Stock Exchange for the last 30 working days. The positive valuation increments are booked under the "valuation increments" heading as a component of shareholders' equity.

2- Other securities

a- Securities indexed to foreign currency

Securities indexed to foreign currency are valued using standards as described in Article 21 of Provisional Article 4 of Turkish Banking Law no.4389.

Note I – A – (Continued)

b- Fixed-income securities

Such securities are marked to market.

Securities in foreign currencies:-

Securities in foreign currencies are valued using discounting method with internal rate of return as such securities are either not traded in the market or their fair values are not estimated accurately .

B. Investments :

Securities in Turkish Lira:-

Investments quoted in the Istanbul Stock Exchange are valued according to the weighted average prices at the Istanbul Stock Exchange for the last 30 working days. The positive valuation increments are booked under the "valuation increments" heading as a component of shareholders' equity, whereas the impairments are booked under the "other provisions" heading in the statement of income.

Unquoted investments are restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting the following components;

- Any bonus shares received due to revaluation surpluses added to capital,
- Financial expenses capitalised, including foreign exchange differences.

For unquoted investments with insufficient financial performance, provisions for impairment in their values are calculated based on their inflation adjusted net asset values in financial statements. Such provisions are accounted under "Other Provisions" in the statement of income.

The payment dates of the capital increases are taken into account as basis for the application of inflationary accounting.

Securities in foreign currencies:-

Investments in foreign currencies are recorded at purchase costs, and converted into Turkish Lira at the prevailing exchange rates at balance sheet date.

C. Investments in affiliated companies :

Valuation principles for investments in affiliated companies are the same with the principles applied for investments as explained above in paragraph B.

D. Other long-term investments :

Securities in Turkish Lira:-

1- Equity shares

Valuation principles for equity shares classified under other long-term investments are the same with the principles applied for investments as explained above in paragraph B.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

2- Other securities

a) Long-term investments

Treasury bills and government bonds classified under "Investment Portfolio" are valued using discounting method with internal rate of return.

b) Pledged securities

Securities in Turkish Lira provided as collateral against legal obligations are booked at purchase costs and valued on a "simple interest rate basis". Interest earned upto the balance sheet date is classified under "Accrued Interest and Income on Securities".

Foreign currency indexed securities provided as collateral against legal obligations, are valued according to the Article 21 of Provisional Article 4 of Turkish Banking Law no.4389. Interest earned at the balance sheet date is accounted under "Accrued Interest and Income on Securities"

Securities in foreign currencies:-

1- Other securities

a) Long-term investments

Securities in foreign currencies classified under "Investment Portfolio" are valued using discounting method with internal rate of return.

b) Pledged securities

Securities provided as collateral against legal obligations are booked at purchase costs and valued on a "simple interest rate basis". Interest earned upto the balance sheet date is classified under "Accrued Interest and Income on Securities".

(6) Method of depreciation applied, any changes in methodology and effects of such changes:-

Bank premises and equipment are depreciated on a "straight-line basis". There have not been any changes made in depreciation method during the current period.

(7) US dollar effective exchange rate used in translation of foreign currency items in the financial statements, into the Turkish lira (TL) at the date of balance sheet, and US dollar effective exchange rates for TL announced by the Bank applicable to its transactions for the last five working days of the period are as follows:-

	31 March 2002
A. US dollar effective purchase rate at the date of balance sheet	1,317,000
B. US dollar effective purchase rates for the days before balance sheet date	
Day 1	1,315,000
Day 2	1,315,000
Day 3	1,324,000
Day 4	1,325,000
Day 5	1,325,000

Note I – A – (Continued)

(8) **US dollar equivalents of assets and liabilities denominated in foreign currencies and foreign currency open positions at the date of balance sheets were as follows:-**

	31 March 2002	
	Turkish Lira	US dollar equivalents $ million
I – FOREIGN CURRENCY ASSETS		
1) Liquid Assets (cash on hand, cash in transit, purchased cheques)	53,120	40
2) Central Bank of Turkey	207,168	157
3) Domestic banks (excluding interbank deposits)	9,228	7
4) Foreign banks	401,605	305
5) Securities (Net)	601,081	456
6) Loans	2,799,717	2,126
7) Reserve deposits	630,848	479
8) Foreign currency-indexed assets (a+b)	2,709,060	2,057
a) Loans	127,219	97
b) Others	2,581,841	1,960
9) Accrued interest and income	529,647	402
10) Other assets	1,405,694	1,068
COMMITMENTS AND CONTINGENCIES	**1,375,590**	**1,044**
11) Repurchase contracts	-	-
12) Forward currency purchases	1,375,590	1,044
TOTAL FOREIGN CURRENCY ASSETS	**10,722,758**	**8,141**
II – FOREIGN CURRENCY LIABILITIES		
1) Foreign currency deposits	5,927,538	4,501
2) Gold deposits	40,814	31
3) Bank deposits	174,507	132
4) Funds borrowed from Central Bank of Turkey	-	-
5) Funds borrowed from domestic banks (excluding interbank takings)	36,113	27
6) Funds borrowed from other domestic organisations	-	-
7) Foreign borrowings	1,886,430	1,432
8) Securities issued (Net)	-	-
9) Foreign currency-indexed liabilities (a+b)	2,799	2
a) Funds borrowed	-	-
b) Others	2,799	2
10) Accrued interest and expense	53,641	41
11) Other liabilities	1,252,943	952
COMMITMENTS AND CONTINGENCIES	**1,340,866**	**1,018**
12) Resale contracts	-	--
13) Forward currency sales	1,340,866	1,018
TOTAL FOREIGN CURRENCY LIABILITIES	**10,715,651**	**8,136**
FOREIGN CURRENCY NET POSITION (I – II)	**7,107**	**5**

The foreign currency balance sheet is managed in accordance with the Bank's liquidity and provisioning policies and in compliance with the legal legislation.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

Foreign currency assets and liabilities of the Bank per major currencies, were as follows as at 31 March 2002:-

	US Dollars	Euro	Others** in US dollar equivalents
I- Foreign Currency Assets			
Liquid assets	23,766	16,150	2,473
Due from banks	336,579	139,070	11,291
Securities (net)	386,203	57,721	-
Loans	1,659,730	439,584	82,432
Other long-term investments (net)	819,287	25,579	8,161
Other foreign currency assets*	3,233,796	1,054,446	61,172
Total Foreign Currency Assets	**6,459,361**	**1,732,550**	**165,529**
II- Foreign Currency Liabilities			
Deposits	3,490,437	1,214,109	114,171
Funds borrowed	1,597,434	117,101	9,720
Securities issued (net)	-	-	-
Other foreign currency liabilities*	1,376,150	398,044	39,150
Total Foreign Currency Liabilities	**6,464,021**	**1,729,254**	**163,041**
Difference (I - II)	**(4,660)**	**3,296**	**2,488**

* All other foreign currency assets and liabilities including off balance sheet items

** US dollar equivalent of all other currencies having less than 10% share in foreign currency assets and liabilities

(9) Bank premises and equipment, and insurance coverages:-

	31 March 2002		
	Book Values in Gross*	Accumulated Depreciation	Insurance Coverage
Movables	**536,374**	**375,566**	**60,054**
Immovables	**482,517**	**90,154**	**115,010**
1-Assets under use for banking activities	482,517	90,154	115,010
2-Others	-	-	-
Special costs	**124,184**	**73,596**	-
Assets held for resale	**241,734**	-	-
1-Stocks	1,859	-	-
2-Immovables	239,875	-	-
Assets held under financial leases**	**64,616**	**36,779**	-

* Gross amount before accumulated depreciation

**Financial leasing transactions are accounted for in accordance with Turkish legislation, not IAS17. Accordingly, fixed assets acquired through financial leases are not reflected in the accompanying financial statements as further discussed in Section II.note 18.

(10) Significant commitments and contingencies from which probable gains/losses may occur, although amounts can not be reasonably estimated:-

There were no such cases.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

(11) Other matters which had significant effects on the financial statements and therefore should be disclosed for the purpose of presentation of fair and sufficient information on the financial statements:-

The reserve for retirement pay for the current period, amounted to TL9,820 of which TL252 was provided in the current period. The provision made in the current period against non-performing loans, amounted to TL16,572 and accordingly total provision for non-performing loans reached to TL250,861 as at 31 March 2002 considering the effects of loans written-off or collected during the period; for non-cash loans not liquidated yet but considered uncertain a further provision of TL....-.... was made, and furthermore the general provision made for credit risks amounted to TL....-.... and accordingly such provisions amounted to TL29,064 in total. Moreover, as at 31 March 2002, an additional general provision for possible losses of TL122,500 was made in the current period, accordingly total general provision excluding the general provision for credit risks amounted to TL122,500 in the accompanying balance sheet.

(12) Name of the independent audit firm

The external audit firm is Cevdet Suner Denetim ve Yeminli Mali Müşavirlik Anonim Şirketi (a member firm of KPMG).

B. Other Disclosures

(13) Significant events and matters arising subsequent to the date of balance sheet:-

There were no such cases.

(14) Foreign branches:-

	31 March 2002	
Location	**Total Assets(TL)**	**Legal Capital**
1- Luxembourg	1,427,434	USD 89,500,000
2- Malta	2,626,746	-
3- Bahrein	106,042	-

II- NOTES TO BALANCE SHEET AND OFF-BALANCE SHEET ACCOUNTS

(1) TL.....-...... of cash at the Central Bank was deposited under blocked accounts.

(2) a- Due from foreign banks:-

	31 March 2002	
	Turkish Lira	US dollar Equivalents in Millions
Unrestricted balance	558,906	425
Restricted balance	29,155	22
Total	588,061	447

b- Breakdown of due from foreign banks according to their origins:-

31 March 2002			
OECD Countries		Other Countries	
Country	Balance (TL)	Country	Balance (TL)
1. USA	105,171	1. Cyprus	323,141
2. Ireland	67,834	2. Russia	18,171
3. Germany	20,098	3 S. Arabia	1,252
4. Luxembourg	19,545	4. Malta	96
5. The Netherlands	13,913	5. Bahrein	23
6. Japan	5,299	6. Iraq	10
7. United Kingdom	4,468		
8. France	2,432		
9. Switzerland	1,682		
10. Belgium	1,362		
11. Italy	1,240		
12. Denmark	1,020		
13. Sweden	387		
14. Canada	239		
15. Norway	214		
16. Australia	211		
17. Spain	155		
18. Austria	50		
19. Greece	38		
20. Finland	10		
	245,368		342,693

(3) a- TL357 of "securities" balance represents the "valuation increment" on securities.

b- Total carrying value of equity shares of which market values exceeded their costs and which were stated at cost in the balance sheet amounted to TL....-.... total costs of securities recorded at their market values amounted to TL7,312.

c- TL1,145,279 of securities and long-term investments comprised of securities held in compliance with legal requirements.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

d- Breakdown of securities for the current period:-

	31 March 2002			
	Purchase Costs	Market Value	Value per Central Bank of Turkey (*)	Provision for Diminishing in Value
Government bonds and treasury bills				
1. Fixed-income securities (**)	163,227	165,006	163,254	-
2. Securities indexed to inflation	-	-	-	-
3. Securities indexed to foreign currency	1,319,303	1,464,952	1,331,353	5,757
4. Securities in foreign currency	459,624	462,913	-	-
Investment funds	1,184	-	-	-
Other notes				
1. Fixed-income securities	-	-	-	-
2. Securities indexed to inflation	-	-	-	-
3. Securities indexed to foreign currency	-	-	-	-
4. Securities in foreign currency	-	-	-	-
Gold				
Equity shares				
1. Quoted	7,669	5,129	-	2,540
2. Unquoted	-	-	-	-
Others	-	-	-	-

As explained above in Section I.A.note 5, trading portfolio is generally marked to market. Interest accruals calculated per market prices are classified under "Accrued Interest and Income on Securities", whereas purchase costs of such securities are classified under "Securities", in account no. 030 and 031. The only exception is the equity shares which are classified in "Securities" at their market prices. Accordingly, market values of such equity shares in the amount of TL7,669 as mentioned above were included in "Securities", in account no. 030 as at 31 March 2002.

(*) values calculated based on daily prices announced by the Central Bank of Turkey in the Official Gazette

(**) securities in the amount of TL....-..., purchased under resale agreements are booked at purchase costs. Such securities are presented again at their purchase costs in "Market Value" and "Value per Central Bank of Turkey" columns.

(4) a- Advances, cash and non-cash loans granted to shareholders and personnel:-

	31 March 2002	
	Cash	Non-cash
1. Lendings to shareholders		
Lending to corporations	18,545	121,483
Other lendings	-	-
Lendings to shareholders	48,794	35,567
2. Lendings to personnel	2,434	16

Cash and non-cash loans extended to shareholders are treated as ordinary commercial lendings to other customers in the existing market conditions.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Credit policies and practices applied for related parties (as defined by International Accounting Standards), and analysis of related party transactions during the period:-

Transactions with related parties are held under arm's-length conditions; terms are set according to the existing market conditions and in full compliance with the Banking Law. The Bank's policy is to keep the balances with related parties at reasonable levels.

Balances with related parties and share of such balances in financial statements were as follows at 31 March 2002:-

	Related Party Risks	Balance Sheet Total	Share (%) of Related Party Risks in Total
Due from banks	241,126	870,379	27.70
Cash loans	472,003	3,746,336	12.60
Interest income accruals on loans	18,660	225,954	8.26
Other income accruals	1,533	422,357	0.36
Miscellanous receivables	256,845	336,321	76.37
Deposits	259,072	9,227,961	2.81
Interest expense accruals on deposits	1,284	93,804	1.37
Non-cash loans	218,373	3,786,859	5.77
Interest income	15,216	491,107	3.10
Interest expenses	15,041	467,632	3.22
Fees and commissions income	614	87,641	0.70
Derivative transactions	22,968	2,751,289	0.83

c- Receivables from and payables to affiliated companies and other investees, were as follows:-

	31 March 2002	
	Financial investees and affiliated companies	Other investees and affiliated companies
RECEIVABLES		
- Due from banks and other financial institutions	241,126	-
- Loans (including overdue loans)	74,948	32,969
- Accrued interest and income	2,552	861
PAYABLES		
- Deposits	115,307	59,853
- Funds borrowed	8,214	-
- Accrued interest and expenses	450	386
DOCUMENTARY CREDITS AND OTHER NON-CASH LOANS		
- Letters of guarantee	19,181	3,619
- Acceptance credits	1,637	-
- Letters of credit	5,893	520
- Other non-cash loans	1,310	-

Balances with affiliated companies and other investees, resulted from arm's-length banking activities under the terms set in accordance with the existing market conditions.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

d- Loans and other receivables renewed, refunded or restructured, and classified under groups I&II:-

	31 March 2002			
	Group I – Standard performing loans and other receivables (TL)		Group II – Loans and other receivables under special follow-up (TL)	
	(1) Renewed, refunded or restructured loans and other receivables	(2) Other loans and receivables	(1) Renewed, refunded or restructured loans and other receivables	(2) Other loans and receivables
Cash loans	**-**	**3,587,478**	**-**	**158,858**
I- Loans (excluding loans for specialization)	**-**	**3,587,478**	**-**	**158,858**
Export loans	-	869,086	-	-
Import loans	-	36,359	-	-
Loans to domestic banks	-	879	-	-
Loans to foreign banks	-	63,976	-	-
Gold credits	-	76,068	-	-
Other loans	-	2,541,110	-	158,858
1-Consumer loans	-	230,037	-	-
2-Credit cards	-	444,579	-	-
3-Other foreign lending	-	1,701,786	-	-
4-Others	-	164,708	-	158,858
II- Specialization loans	**-**	**-**	**-**	**-**
III- Liquidated non-cash loans	**-**	**-**	**-**	**-**
Receivables classified under other assets but legally considered as loans	**-**	**1,535,848**	**-**	**-**
Other receivables	**-**	**395,833**	**-**	**5,153**
Non-cash loans	**-**	**3,785,571**	**-**	**1,288**

(5) a- Loans and other receivables renewed, refunded or restructured, and classified under follow-up accounts:-

There were no such cases.

b- Collateral distribution of loans and other receivables under follow-up:-

	31 March 2002		
Collateral groups	Group III Loans and receivables limited collectibility	Group IV Loans and receivables collectibility uncertain	Group V Loans and receivables uncollectible
Unsecured	241	20,672	112,466
Group I	1	9,995	86
Group II	6,659	95,936	116,976
Group III	7	15,816	7,349
Group IV	33	103,533	2,460

(Currency – Billions of Turkish Lira)

Note II – (Continued)

c- Movements in provision for loans and receivables under follow-up:-

	31 March 2002		
	Group III Loans and receivables limited collectibility	Group IV Loans and receivables collectibility uncertain	Group V Loans and receivables uncollectible
Balance, beginning of period	119,660	274,139	183,927
- Increases during the period	7,552	60	2,984
- Transfer from other follow-up accounts	-	118,537	86,032
- Transfer to other follow-up accounts	(118,537)	(86,032)	-
- Collections during the period	-	(8,574)	-
- Write-offs	(1,123)	(1)	(10,862)
- Restatement effects due to inflationary accounting	(611)	(52,177)	(22,744)
Balance, end of period	6,941	245,952	239,337
- Specific provisions	(764)	(106,163)	(143,934)
Net balance at period end	6,177	139,789	95,403

d- Foreign currency receivables under follow-up accounts :-

	31 March 2002		
	Group III Loans and receivables limited collectibility	Group IV Loans and receivables collectibility uncertain	Group V Loans and receivables uncollectible
Balance, beginning of period	-	-	-
- Specific provisions	-	-	-
Net balance at period end	-	-	-

(6) Receivables on forwards sales of assets:-

	31 March 2002			
		Foreign Currency		Total
	Turkish Lira	Foreign Currency	Turkish Lira Equivalent	Receivable Amount, Net
Receivables on forwards sales of assets				
1.Sale of investments, affiliates and other long-term investments	158,070	$75	98,775	256,845
2. Other	1,317	-	-	1,317

Explanation on receivables on forwards sales of assets:-

In December 2001, just before the merger with Osmanlı Bankası A.Ş., the Bank sold the investment in Compagnie Ottomane D'Investment B.V. to Doğuş Holding AŞ at its book value of US$310 millions. As a result of this term sale, there is a receivable of TL256,845 billion at 31 March 2001 in the accompanying balance sheet.

(7) a- TL94,436 **of investments and affiliated companies represented the impairment in value of such assets arising from the market value adjustments for such investments traded on the Istanbul Stock Exchange, and** TL261,845 **represented the impairment in value of such assets arising from equity accounting application.**

a

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Economic sectors of investments and affiliated companies were as follows:-

	31 March 2002			
	Purchase Costs	**Bonus Shares**	**Revaluation Surplus**	**Impairment in Value**
Domestic investments and affiliated companies				
Insurance	25,789	-	-	-
Manufacturing	32,110	-	-	(9,867)
Tourism	208,569	36,743	-	38,970
Other financial sectors	134,969	2,309	-	22,704
Other commercial sectors	567,211	13,723	-	290,720
Foreign investments and affiliated companies				
Banking	179,853	-	-	3,951
Other financial sectors	15,949	-	-	9,803
Other commercial sectors	-	-	-	-

c- Investments and affiliated companies quoted at the domestic and foreign stock exchange markets amounted to TL82,288 **and** TL...-.... , **respectively.**

d- Bonus shares received on investments and affiliated companies amounted to TL52,775.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

e- At 31 March 2002, investments and affiliated companies included the followings:-

Investments and Affiliated Companies	% of ownership	Total capital	Net income for the period		Market value*	
INDUSTRIAL COMPANIES						
LASAŞ LASTİK SAN.VE TİC. A.Ş.	99.99	34,770	(514)		-	
COMMERCIAL COMPANIES						
GARANTİ BİLİŞİM TEKN. TİC. A.Ş.	100.00	65,802	7,305		-	
BANKALARARASI KART MERK.A.Ş. (**)	10.15	2,000	567		-	
GARANTİ FİNANSAL KİRALAMA A.Ş.	100.00	46,015	17,475		-	
GARANTİ FİNANS FACTORING HİZ.A.Ş.	55.40	52,386	1,998		7,534	(*)
GARANTİ YATIRIM MENKUL KIYM. A.Ş.	100.00	22,840	(389)		-	
GARANTİ PORTFÖY YÖNETİMİ A.Ş.	100.00	3,623	(617)		-	
PETROTRANS NAKLİYAT TİC. A.Ş. (**)	99.60	5	(4)	(***)	-	
ANAKONUT DANIŞMANLIK A.Ş.	100.00	209,948	(19,909)		-	
DOĞUŞ HAVA TAŞIMACILIĞI A.Ş.	96.49	87,520	1,039		-	
TANSAŞ PERAKENDE MAĞAZACILIK A.Ş.	25.92	250,828	(1,378)		66,125	(*)
GARANTİ ÖDEME SİSTEMLERİ A.Ş. (**)	99.92	5	145		-	
İKSİR ULUS. ELEKT. TİC. BİL. VE HAB. HİZ. A.Ş.	31.36	109,712	(33,879)	(***)	-	
GARANTİ SİGORTA A.Ş.	100.00	31,971	(494)		-	
GARANTİ HAYAT SİGORTA A.Ş.	99.36	14,166	(213)		-	
VOLKSWAGEN DOĞUŞ TÜKETİCİ FİNANSMANI A.Ş.	37.00	19,052	13,431			
DOĞUŞ İNSANGÜCÜ A.Ş. (**)	64.10	600	63		-	
DOĞUŞ HİZMET YÖNETİMİ ORG. VE DAN. A.Ş. (**)	89.00	30	833	(***)	-	
GARANTİ GAYRİMENKUL YATIRIM ORTAKLIĞI A.Ş.	50.98	54,191	(5,827)		8,629	(*)
GALATA ARAŞTIRMA YAYINCILIK TAN. VE BİL A.Ş.	100.00	211	41		-	
TOURISM COMPANIES						
DOĞUŞ TURİZM SAĞLIK YAT. VE İŞLT. A.Ş.	100.00	95,946	15,662		-	
GARANTİ TURİZM YAT.VE İŞL. A.Ş.	43.33	79,025	(19,936)	(***)	-	
ŞAHİNTUR ŞAHİNLER O. TURZ. YAT. İŞL. A.Ş.	100.00	5,978	109		-	
KONAKLI TURİZM TEM. TAŞ. ORG. A.Ş.	99.97	11,515	(111)		-	
SİTİTUR TURİZM TAŞ. ORG. A.Ş.	99.82	43,377	3,825		-	
INVESTMENTS IN FOREIGN CURRENCY						
GARANTI BANK INT. N.V.	100.00	EUR 121.8mio	EUR3,918,000		-	
DOC FINANCE S.A.	90.00	CHF 12 mio	CHF(6,675,602)	(***)	-	
BOSPHORUS FINANCIAL SER. LTD.	99.99	USD 100,000	USD (4,817)		-	
GARANTI BANK MOSCOW	78.34	USD 32.5 mio	USD 2,516,000		-	
INSTRUMENTS FINANCE COMPANY	100.00	USD 25,000	USD 10,079		-	
GARANTI FINANCIAL SERVICES PLC	100.00	USD 2.6 mio	USD 1,535,995		-	
GARANTI FUND MANAGEMENT CO. LTD.	99.00	USD 100,000	USD (36,234)		-	
OTTOMAN INVESTMENT COMPANY	100.00	USD 10,000	USD (8,808)		-	
OTTOMAN REAL ESTATE COMPANY S.A.	99.00	USD 150,000	EUR 5,755		-	
IOB BANK OFFSHORE LTD.	100.00	USD 2,000,000	USD (12,021,758)		-	
KÖRFEZ FINANCIAL SERVICES PLC.	100.00	USD 626,000	USD 11,869		-	
UNITED TURKISH GULF BANK INT. LTD.	100.00	USD 1,000,000	USD (14,980,597)		-	

(*) Quoted shares are valued at the weighted average market rates for the last 30 working days between 14.02.2002-29.03.2002.

(**) There are no inflation adjusted financial statements.

(***) Operating results for the year 2001.

f- Sale of investments and affiliated companies during the current period:-

There were no such cases.

(Currency – Billions of Turkish Lira)

Note II - (Continued)

(8) Other long-term investments:-

	31 March 2002			
	Government Securities		Other Securities	
	Purchase Costs	Revalued Costs	Purchase Costs	Revalued Costs
Securities in Turkish lira	**2,704,949**	**2,943,141**	**23,844**	**9,474**
1-Equity shares	-	-	23,844	9,474
a) Long-term investments	-	-	23,844	9,474
b) Pledged securities	-	-	-	-
c) Restricted securities	-	-	-	-
2- Other securities	2,704,949	2,943,141	-	-
a) Long-term investments	2,199,130	2,370,386	-	-
b) Pledged securities	244,742	262,792	-	-
c) Restricted securities	261,077	309,963	-	-
Securities in foreign currencies	**1,233,320**	**1,247,553**	-	-
1-Equity shares			-	-
a) Long-term investments			-	-
b) Pledged securities			-	-
c) Restricted securities			-	-
2- Other securities	1,233,320	1,247,553	-	-
a) Long-term investments	609,390	617,670	-	-
b) Pledged securities	623,930	629,883	-	-
c) Restricted securities	-	-	-	-

(9) Movables and immovables held for resale in accordance with the Banking Law, amounted to TL1,859 **and** TL239,875**, respectively.**

(10) Items comprising 20%, at minimum, of other assets and other liabilities representing 10%, at minimum, of the balance sheet total (excluding commitments and contingencies):-

There were no such items.

(11) a- Maturity structure of deposits:-

	31 March 2002	
	Demand Deposits	Time Deposits
Saving deposits	117,198	1,257,822
Deposits of official authorities and organisations	8,113	4,938
Commercial deposits	285,762	1,204,366
Deposits of other organisations	11,796	19,166
Bank deposits	16,523	333,924
1-Central Bank of Turkey	-	-
2-Domestic banks	1,084	117,683
3-Foreign banks	15,439	216,241
4-Others	-	-
Foreign currency deposits	1,273,077	4,654,461
1-Resident customers	1,147,361	4,165,307
2-Non-resident customers	125,716	489,154
Gold deposits	5,321	35,494
Total deposits	1,717,790	7,510,171

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Deposits insured or guaranteed under "Saving Deposit Insurance Fund":-

	31 March 2002 Insurance Coverage
1- Saving deposits	1,366,027
2- Foreign currency saving deposits	4,411,554
3- Other saving-type deposits	35,836
4- Deposits at foreign branches under foreign insurance coverages	-

(12) a- **Discounted portion of securities issued:** None.

b- **Bonds convertible into equity shares:** None.

c- **Securities other than shares issued during the current period:** None.

(13) **Cash collaterals received amounted to** TL432 **.**

Cash collaterals represent the customers' valuables held under blocked accounts as security for non-cash loans granted.

(14) a- **A portion of the "valuation increment" on securities (including equity shares classified in securities, investments, affiliated companies and other long-term investments) amounting to** TL....-...., **was related to securities denominated in foreign currencies.** TL....-.... **of this portion represented the foreign exchange gain accrual on such equity shares classified in investments, affiliated companies and other long-term investments.**

b- **Presentation of accrued foreign exchange gains on equity shares classified as investments, affiliated companies and other long-term investments in financial statements:-**

Foreign exchange gains on equity shares included in investments, affiliated companies and other long-term investments denominated in foreign currencies, are classified under "foreign exchange gain" in the statement of income for the period.

(15) **Maturity profile of Assets, Liabilities and Certain Commitments according to remaining maturities:-**

Maturities profiles were presented for the current and prior periods in Section IV. Supplementary Financial Statements.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

(16) a- **Components of shareholders' equity as defined by the Turkish Banking Law and further broadened in accounting application:-**

	31 March 2002
Shareholders' Equity per Banking Law (1-19) :-	
I- CORE CAPITAL	1,357,781
1-Paid capital	750,000
- Nominal capital	750,000
- Unpaid capital	-
2-Legal reserves	244,126
- 1st legal reserve (TCC 466/1)	129,582
- 2nd legal reserve (TCC 466/2)	79,485
- Share premium	-
- Legal reserve per special legislation and articles of association	35,059
3-Extraordinary reserves	3
- Reserves allocated per Ordinary General Meeting	3
- Exchange rate difference on foreign currency capital	-
- Retained earnings	-
4-Capital reserves from inflation adjustments to share capital	1,350,693
5-Current period income	35,033
6-Losses (-)	1,022,074
- Current period losses	-
- Prior year losses	(1,022,074)
II- SUPPLEMENTARY CAPITAL	153,504
7-Revaluation surplus	1,940
- Movables	357
- Immovables	1,583
- Cost increase fund	-
- Bonus shares from investee companies and income on sale of immovables	-
- Revaluation surplus on leasehold improvements	-
8-Revaluation surplus received through bonus shares from investments and affiliated companies	-
9-Provisions	151,564
- General provision for loan losses	29,064
- General provisions for various risks	122,500
10-Other capital sources	-
11-Valuation increment	-
- Securities	-
- Investments and affiliated companies	-
- Other long-term investments	
III- DEDUCTIONS FROM CAPITAL	439,021
12-Equity participation in unconsolidated financial institutions	331,692
13-Leasehold improvements	50,588
14-Pre-operating expenses	18,320
15-Prepaid expenses	38,421
16-Decrease in market value of equity participations and fixed assets	-
17-Subordinated debts granted to banks operating in Turkey	-
18-Goodwill	-
19-Capitalised expenses	-
Legal Capital Base (I+II-III)	1,072,264
Accounting Basis - Capital Base (1-11, excl. 5,9 and 10)	1,324,688

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Capital base and it's components in the capital adequacy ratio in accordance with Banking Legislation:

	31 March 2002
I- Core capital	1,357,781
II- Supplementary capital	153,504
1- Other capital sources	-
2- Other	153,504
III-Capital (I+II+Subordinated debt)	1,511,285
IV-Deductions from capital	(439,021)
V- Capital base (III+IV)	1,072,264

(17) a- **If the Bank applies registered share capital system, ceiling of the registered share capital:-**

The Bank has registered share capital. The ceiling of the registered share capital is TL1,000,000 .

b- **Capital increases during the period:** None.

c- **Transfer from revaluation surplus to contribute the capital increase:** None.

d- ***Priority rights assigned to certain capital shares:*** None.

e- **Shareholders holding 10% or more interest in the share capital:-**

	31 March 2002			
	Share Capital	Participation	Paid Capital	Unpaid Capital
Doğuş Holding A.Ş.	TL367,584	%49.01	TL367,584	-
Doğuş İnşaat ve Tic. A.Ş.	TL116,779	%15.57	TL116,779	-

(18) **Basis of presentation of financial leasing activities in financial statements and disclosures on such transactions in accordance with International Accounting Standard 17 (IAS 17):-**

Financial leasing transactions are accounted for in accordance with Turkish legislation, not IAS17. Per Turkish legislation, financial leasing transactions are accounted for as if they were operating leases. Accordingly, fixed assets acquired through financial leases and the related payables are not reflected in the accompanying financial statements; instead the periodic payments of installments, with no distinction between principal and interest portions, were initially recorded as "prepaid expense" to be charged to expense throughout the lease period. During the period ended 31 March 2002, such payments charged to statement of income as expense accumulated to TL1,528 and the remaining balance recorded as "prepaid expense" in the balance sheet, amounted to TL12,964 .

Had the Bank applied IAS17, TL1,528 of the prepayments related to leasing activities incurred till 31 March 2002, would not be charged to income, instead retained earnings would be higher by TL563, prepaid expenses would be less by TL12,964, and the following items of the financial statements would be higher by the amounts below:-

Bank premises and equipment, net	27,837
Payables from financial leasing activities, net	9,652
Depreciation expense	3,227
Interest expense	543
Foreign exchange losses	524

(Currency – Billions of Turkish Lira)

Note II – (Continued)

(19) Other significant matters:-

a- Deferred tax liabilities and related provisions:-

	31 March 2002
Deferred tax assets	350,507
Deferred tax liability	-
Provision for deferred tax - (Income)/Expense	-

b- Policy on accounting for currency swaps in accordance with Turkish GAAP and Turkish Uniform Chart of Accounts for Banks:-

For the accounting of currency swaps, the second methodology defined in the Turkish Uniform Chart of Accounts for Banks is applied, i.e. spot legs of the transaction are reflected in the balance sheet and forward legs in the off-balance sheet accounts.

c- Exchange rate gain/loss accruals on forwards and currency swaps, accounted under other accruals in assets and liabilities:-

	31 March 2002
Income accruals on forwards	3,139
Expense accruals on forwards	376
Income accruals on currency swaps	1,191
Expense accruals on currency swaps	826

d- Details on assets and liabilities indexed to foreign exchange rates, gold prices and other financial indicators were as follows:-

Assets indexed to foreign exchange rates comprise of loans (US$-EUR) and securities (US$) indexed to foreign exchange rates. Accrued interest and foreign exchange gains on such assets are included in the related interest income accounts.

(Currency – Billions of Turkish Lira)

III- NOTES TO STATEMENTS OF INCOME

(1) a- **Interests received from the investee companies amounted to** TL2,570. **Fees and commissions received from such companies aggregated to** TL40.

b- **Interests paid to the investee companies amounted to** TL10,066. **Fees and commissions paid to such companies aggregated to** TL....-......

(2) **Income on financial leasing transactions amounted to** TL....-......

(3) **Expenses paid on financial leasing transactions amounted to** TL1,528.

(4) a- **General provisions for credit risks amounted to** TL....-.....

b- **Provision for diminishing in value of securities amounted to** TL2,540.

(5) **Items comprising 20%, at minimum, of the other expenses and income classified in groups I, II, IV and V, and representing 10%, at minimum, of the total of the related group that they are included in:-**

There were no such items.

(6) **Income and expenses on repurchase transactions:-**

Interest income and expenses on securities subject to repurchase deals are accounted for under accrual basis of accounting and prudency.

Repurchase transactions that are previously accounted under off-balance sheet items, are accounted in the balance sheet according to Article 54 of Turkish Banking Law no.3182 that is prepared by the Turkish Banking Association and approved by the Turkish Treasury, and Article 2-a of Turkish Banking Law no.4389.

- Accrued interest expenses on repurchase deals are accounted under "Interest Expenses on Repurchase Transactions" .
- Accrued interest income on securities subject to repurchase deals are accounted under "Interest Income on Securities Subject to Repurchase Transactions" .

Income and expense accruals for the securities subject to repurchase transactions in the current period are as follows:

	31 March 2002
Income accruals	**8,049**
Expense accruals	**(884)**

(Currency – Billions of Turkish Lira)

IV. SUPPLEMENTARY FINANCIAL STATEMENTS

A. Commitments and Contingencies

	31 March 2002		
	Turkish Lira	Foreign Currency	Total
I. GUARANTEES AND ENDORSEMENTS	**742,969**	**3,043,890**	**3,786,859**
A. Letters of guarantee (L/G)	**742,969**	**2,086,296**	**2,829,265**
1. L/Gs under Law no.2886	156,990	-	**156,990**
2. L/Gs issued for foreign trade deals	14	2,084,323	**2,084,337**
3. Other letters of guarantee	585,965	1,973	**587,938**
B. Bank acceptances	-	**313,798**	**313,798**
1. Import acceptance credits	-	311,496	**311,496**
2. Other bank acceptances	-	2,302	**2,302**
C. Letters of credit (L/C)	-	**603,681**	**603,681**
1. L/Cs against documents	-	603,681	**603,681**
2. Other letters of credit	-	-	-
D. Confirmed pre-finance credits	-	**15,427**	**15,427**
E. Endorsements	-	-	-
1. Endorsements for Central Bank of Turkey	-	-	-
2. Other endorsements	-	-	-
F. Sale contracts on bank assets (risks Secured by the bank)	-	-	-
G. Underwritting commitments on share issues	-	-	-
H. Other guarantees	-	-	-
I. Others	-	**24,688**	**24,688**
II. COMMITMENTS	**1,854,732**	**27,725**	**1,882,457**
A. Irrevocable commitments	**1,854,732**	**27,725**	**1,882,457**
1. Repurchase and resale contracts	-	-	-
a) Repurchase contracts	-	-	-
I. Repurchase contracts with Central Bank of Turkey	-	-	-
II. Repurchase contracts with banks	-	-	-
III. Repurchase contracts with brokerage companies	-	-	-
IV. Repurchase contracts with other customers	-	-	-
b) Resale contracts	-	-	-
I. Resale contracts with Central Bank of Turkey	-	-	-
II. Resale contracts with banks	-	-	-
III. Resale contracts with brokerage companies	-	-	-
IV. Resale contracts with other customers	-	-	-
2. Term purchases of assets	-	-	-
3. Term purchases/sales of deposits	-	-	-
4. Capital commitments	26,325	527	**26,852**
5. Credit extension commitments	-	-	-
6. Intermediary commitments for share issues	-	-	-
7. Legal reserve commitments	-	-	-
8. Committed credit card limits	1,828,407	-	**1,828,407**
9. Other irrevocable commitments	-	27,198	**27,198**
B. Revocable commitments	-	-	-
1. Revocable credit extension commitments	-	-	-
2. Other revocable commitments	-	-	-
III. DERIVATIVE TRANSACTIONS	**34,832**	**2,716,457**	**2,751,289**
A. Forward currency purchases/sales	**34,832**	**2,467,064**	**2,501,896**
1. Forward currency purchases	490	1,250,860	**1,251,350**
2. Forward currency sales	34,342	1,216,204	**1,250,546**
B. Currency and interest swaps	-	**105,581**	**105,581**
1. Currency purchase swaps	-	52,580	**52,580**
2. Currency sale swaps	-	52,580	**52,580**
3. Interest purchase swaps	-	273	**273**
4. Interest sale swaps	-	148	**148**
C. Currency and interest options	-	-	-
1. Currency purchase options	-	-	-
2. Currency sale options	-	-	-
3. Interest purchase options	-	-	-
4. Interest sale options	-	-	-
D. Future currency deals	-	-	-
1. Future currency purchases	-	-	-
2. Future currency sales	-	-	-
E. Future interest deals	-	-	-
1. Future interest purchases	-	-	-
2. Future interest sales	-	-	-
F. Others	-	**143,812**	**143,812**
TOTAL COMMITMENTS AND CONTINGENCIES	**2,632,533**	**5,788,072**	**8,420,605**

(Currency – Billions of Turkish Lira)

Note IV – (Continued)

B. Other Off-Balance Sheet Accounts

	31 March 2002		
	Turkish Lira	Foreign Currency	Total
A. Valuables under Custody	**3,503,514**	**757,607**	**4,261,121**
1. Customer funds and portfolios managed by the bank	382	967	1,349
2. Securities under custody	2,425,394	279,956	2,705,350
3. Cheques subject to collection	430,207	43,430	473,637
4. Commercial notes subject to collection	63,903	412,030	475,933
5. Other valuables subject to collection	236	1,398	1,634
6. Securities (the bank acted as intermediary for their issuance)	-	-	-
7. Securities under repurchase transaction (held at custody on behalf of customers)	578,026	-	578,026
8. Other valuables under custody	5,366	19,826	25,192
9. Valuables under third-party custodies	-	-	-
B. Valuables under Pledge	**6,255,333**	**9,845,029**	**16,100,362**
1. Securities	32,448	23,447	55,895
2. Promissory notes	851,837	2,252,819	3,104,656
3. Stocks	2,946	-	2,946
4. Warrants	-	-	-
5. Immovables	3,162,402	531,458	3,693,860
6. Other valuables under pledge	1,801,116	6,847,470	8,648,586
7. Valuables under third-party custodies	404,584	189,835	594,419

(Currency – Billions of Turkish Lira)

Note IV – (Continued)

C. Maturity Profile of Assets, Liabilities, and Certain Commitments and Contingencies According to Remaining Maturities

Maturity profile of assets, liabilities, and certain commitments and contingencies according to remaining maturities as at 31 March 2002 is as follows:-

(Inflation accounted)	Demand	Upto 1 Month	1 to 3 months	3 months to 1 year	1 to 5 Years	5 Years and over	Others*	Total
ASSETS:								
Liquid assets	58,644	8,708	-	-	-	-	-	**67,352**
Due from banks and other financial institutions	114,203	524,028	224,231	5,960	1,957	-	-	**870,379**
Interbank funds sold	-	237,000	-	-	-	-	-	**237,000**
Securities (net)	-	880	268,901	269,788	1,376,400	26,741	-	**1,942,710**
Loans	-	779,620	350,676	1,087,733	1,528,307	-	-	**3,746,336**
Non-performing loans (net)	-	-	-	-	-	-	241,369	**241,369**
Accrued interest and income	-	99,281	86,658	66,550	384,999	10,823	-	**648,311**
Receivables from financial leasing activities (net)	-	-	-	-	-	-	-	**-**
Reserve deposits	747,057	-	-	-	-	-	-	**747,057**
Investments and affiliated companies (net)		-	-	-	-	-	860,944	**860,944**
Equity shares classified under other long-term investments (net)	-	-	-	-	-	-	9,474	**9,474**
Other long-term investments (net)	-	453	510,912	264,217	2,763,995	398,692	-	**3,938,269**
Other assets	-	-	-	-	-	-	1,691,517	**1,691,517**
Total Assets	**919,904**	**1,649,970**	**1,441,378**	**1,694,248**	**6,055,658**	**436,256**	**2,803,304**	**15,000,718**
LIABILITIES:								
Saving deposits	117,198	1,081,851	99,984	75,400	587	-	-	**1,375,020**
Foreign currency deposits	1,273,077	3,754,637	649,003	235,000	15,821	-	-	**5,927,538**
Bank deposits	16,524	266,087	31,088	23,544	13,204	-	-	**350,447**
Other deposits	310,991	1,092,102	97,651	73,640	572	-	-	**1,574,956**
Interbank funds borrowed	-	1,211,430	57,948	66,515	-	-	-	**1,335,893**
Funds borrowed	-	233,476	365,657	844,388	519,152	-	-	**1,962,673**
Funds	-	-	-	-	-	-	-	**-**
Securities issued (net)	-	-	-	-	-	-	-	**-**
Accrued interest and expense	-	106,091	13,221	15,960	4,217	-	-	**140,299**
Payables from financial leasing activities (net)	-	-	-	-	-	-	-	**-**
Taxes, stamps, premiums and other duties	-	-	-	-	29,246	-	-	**29,246**
Other liabilities	-	-	-	-	-	-	944,925	**944,925**
Shareholders' equity (including current period income/loss)	-	-	-	-	-	-	1,359,721	**1,359,721**
Total liabilities	**1,717,790**	**7,746,484**	**1,314,552**	**1,334,447**	**582,799**	**-**	**2,304,646**	**15,000,718**
COMMITMENTS AND CONTINGENCIES:								
Repurchase contracts	-	-	-	-	-	-	-	**-**
Resale contracts	-	-	-	-	-	-	-	**-**
Forward currency purchases	-	1,232,870	18,480	-	-	-	-	**1,251,350**
Forward currency sales	-	1,232,022	18,524	-	-	-	-	**1,250,546**
Currency purchase swaps	-	-	-	-	52,580	-	-	**52,580**
Currency sale swaps	-	-	-	-	52,580	-	-	**52,580**
Total	**-**	**2,464,892**	**37,004**	**-**	**105,160**	**-**	**-**	**2,607,056**

* *items with no maturity*

(Currency – Billions of Turkish Lira)

Note IV – (Continued)

D. Shareholders' Equity Movement

	31 March 2002									
	Share Capital	Legal Reserves I&II	Share Premium	Other Legal Reserves	Extraordinary Reserves	Capital Reserves from Inflation Adjustments to Share Capital	Valuation Increments on Securities	Prior Years' Income (Loss)	Income (Loss) for the Period	Total Shareholders' Equity
31 December 2001	750,000	209,067	-	35,332	3	1,350,693	1,583	(1,022,347)	-	1,324,331
Profit Distribution -Dividend -Share premium transferred to equity										
Increase in Share Capital -Cash -From other equity items										
Increase in Valuation Increments							357			357
Other				(273)				273		
Net Income for the Period									35,033	35,033
31 March 2002	750,000	209,067	-	35,059	3	1,350,693	1,940	(1,022,074)	35,033	1,359,721

....